Exhibit 3.39

State of Delaware

Secretary of Stats

Division of Corporations

Delivered 06:11 PM 07/15/2011

FILED 06:11 PM 07/15/2011

SRV 110828390 – 0877496 FILE

CERTIFICATE OF FORMATION

OF

SUNCOKE TECHNOLOGY AND DEVELOPMENT LLC

1) The name of the limited liability company is SunCoke Technology and Development LLC.

2) The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is the Corporation Trust Company.

3) This Certificate of Formation shall be effective on July 18, 2011.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of SunCoke Technology and Development LLC dated as of July 15, 2011.

/s/ Dawn A. Womack
Dawn A. Womack, Assistant Secretary

PHTRANS/ 1055537.2